

16013666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DVB Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue, 5th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Johnson, CEO and President (212) 858 - 2624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas, 4th Fl	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Johnson, CEO and President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DVB Capital Markets LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Mark S. Johnson
Title
President and CEO
DVB Capital Markets LLC

Notary Public

HAROLD B. ASPIS
Notary Public, State of New York
No. 02AS4771735
Qualified in Westchester County
Commission Expires March 30, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
DVB Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of DVB Capital Markets LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DVB Capital Markets LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 29, 2016

DVB Capital Markets LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 7,495,790
Income taxes receivable, parent company	185,826
Deferred tax asset	23,481
Accounts receivable	17,000
Other assets	14,841
Total assets	$ 7,736,938

LIABILITIES AND MEMBERS EQUITY

Liabilities:	
Subordinated borrowings to claims of general creditors	$ 2,560,000
Accounts payable and accrued expenses	1,667,174
Payable to affiliate	159,533
Total liabilities	4,386,707
Commitments, Contingencies and Guarantees	-
Members equity	3,350,231
Total liabilities and members equity	$ 7,736,938

See Notes to Statement of Financial Condition.

DVB Capital Markets LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Organization

DVB Capital Markets LLC (the "Company") was established on October 21, 2005 and is a wholly owned subsidiary of DVB Holding (US) Inc. (the "Parent"), which itself is wholly owned by DVB Bank SE ("DVB Bank"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides DVB Bank's global clients and new client relationships in the transportation sector with capital raising and financial advisory services, including access to the U.S. capital markets through equity and debt placements and public offerings and mergers and acquisitions and restructuring services.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer that carries no margin accounts and promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2. Summary of Significant Accounting Policies

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities that affect the related amounts reported in the statement of financial condition and accompanying notes. Actual results could differ materially from those estimates.

The Company maintains cash with one financial institution which, at times may exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Accounts receivable are recorded when revenue is recognized and are presented in the balance sheet net of the allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical experience, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary as of December 31, 2015.

The Company has elected to be treated as a corporation for federal and state income tax purposes and utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years.

Note 2. Summary of Significant Accounting Policies (Continued)

The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to the tax authorities are recognized on the financial statements of the parent company, which is the taxpayer for income tax purposes. Pursuant to a tax-sharing arrangement, the members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns. The result of these allocations is reported on the accompanying statement of financial condition under the captions income taxes payable, parent company.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2012.

Note 3. Related Party Activities

The Company has various service agreements with the Parent and various other subsidiaries of the Parent and DVB Bank. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business.

The Parent and other entities under common ownership provide office space, payroll administrative services and various other administrative services, as defined in the respective service-level agreements, to the Company. In addition, the Company provides certain intragroup advisory services.

On March 16, 2006, the Company entered into an equity subordinated loan agreement with DVB Bank. The effective date of the agreement is April 24, 2006. The interest rate on the loan is at 3-month LIBOR plus 2% (2.32% at December 31, 2015). The loan matures on April 30, 2017. As of December 31, 2015, the outstanding amount on the loan is $560,000 and is included in the subordinated borrowings to claims of general creditors in the statement of financial condition.

In April 2010, the Company also entered into a $15,000,000 revolving subordinated loan agreement with DVB Bank. The agreement was subsequently amended to extend its maturity date. The agreement was further amended on April 30, 2015 to increase the revolving amount to $30,000,000 and extend its maturity date to April 30, 2018. The interest rate on the loan is at 3-month LIBOR plus 2% (2.32% at December 31, 2015). The purpose of the revolving credit arrangement was to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions.

Note 3. Related Party Activities (Continued)

As of December 31, 2015, the Company's outstanding balance on this loan was $2,000,000 and is included in the subordinated borrowings to claims of general creditors in the statement of financial condition.

These subordinated loans, as amended, are approved by FINRA for inclusion as equity by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4. Income Tax

The tax effects of temporary differences that give rise to significant components of the deferred tax assets at December 31, 2015 are presented below:

Deferred tax assets:	
Start-up costs	$ 23,481

Note 5. Employee Benefit Plans

The Company contributes for eligible staff to a 401(k) plan sponsored by DZ BANK AG's New York Branch. The principal shareholder of DVB Bank is DZ BANK AG ("DZ BANK"), a banking organization registered under the laws of Germany. The plan sponsor matches the employee contributions up to an amount of 100% of an employee's contribution, with the matching amount subject to a maximum of 5%. Eligible employees are vested for the matched amount over a four-year step-up period. The vesting schedule would be 25% in year one, 50% in year two, 75% in year three and 100% in year four.

The Company participates in a health benefit plan sponsored by DZ BANK.

The Company also participates in a defined benefit plan sponsored by DZ Bank for eligible staff. All salaried employees with over one year of service are eligible to participate in the defined benefit plan. In addition, the Company also participates in a Supplemental Executive Retirement Plan, which provides retirement benefits in addition to those provided by the Company's defined benefit plan for a select group of management or highly compensated employees whose compensation exceeds the limits set forth in Internal Revenue Code Section 401(a)(17).

Note 6. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital and excess net capital of $5,669,083 and $5,547,302, respectively. The ratio of aggregate indebtedness to net capital was approximately .32 to 1.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued, and has determined there were no subsequent events requiring recognition or disclosure in the statement of financial condition.

DVB Capital Markets LLC

Statement of Financial Condition

December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.